METAVANTE HOLDING COMPANY

770 North Water Street

Milwaukee, Wisconsin 53202

September 12, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metavante Holding Company
Registration Statement on Form S-4 (File No. 333-143143)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Metavante Holding Company, a Wisconsin corporation, hereby requests that its Registration Statement on Form S-4 (File No. 333-143143) be declared effective at 1:00 p.m., Washington, D.C. time, or as soon thereafter as practicable on September 14, 2007.

Metavante Holding Company hereby acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Metavante Holding Company

By: /s/ Randall J. Erickson

Name: Randall J. Erickson

Title: Vice President and Secretary